                                                               EXHIBIT (a)(1)(J)

                  ODWALLA'S FOURTH QUARTER AND ANNUAL RESULTS


     (HALF MOON BAY, CALIF., NOVEMBER 6, 2001) -- Odwalla, Inc. (NASDAQ: ODWA) today announced financial results for its thirteen-week fourth quarter ended September 1, 2001. Fourth quarter net sales were $30.6 million, a 1% increase over the same quarter in the prior year on a thirteen-week comparative basis. Odwalla's fourth quarter of fiscal 2000 was a fourteen-week period and reported net sales of $32.9 million.

     "In the fourth quarter, we continued to maintain a strong balance sheet and had substantial growth in EBITDA compared to the prior year," said Stephen Williamson, Chairman and CEO. "However, our sales growth rates declined in some parts of the country due to the slowing of the economy. Our business of providing people with easy access to great tasting nourishment is as powerful as ever. We look forward to the acquisition of Odwalla by The Coca-Cola Company under the terms of the merger agreement we signed with The Coca-Cola Company last week. The Coca-Cola Company believes in our vision, our products and our people. We believe the acquisition will allow us to continue Odwalla's entrepreneurial spirit and bringing our vision to more people with the support and experience that Coca-Cola can provide."

     Gross profit for the fourth quarter was 50.4% of net sales compared to 50.6% for the same period last year. The prior quarter had fourteen weeks compared to the thirteen weeks of the current year, allowing fixed costs to be spread over a larger sales base in the prior year. The fixed cost impact was partially offset by improved variable costs resulting from investments made in the Dinuba production facility.

     Sales and distribution costs for the fourth quarter were 36.6% of net sales compared to 33.4% for the same period last year. The increase reflects continued investments in our overall sales and distribution organization, resulting primarily from the merger with Fresh Samantha, Inc. in May 2000. The prior quarter had fourteen weeks compared to the thirteen weeks of the current year, allowing fixed costs to be spread over an additional week in the prior year. We expect to continue to invest in our sales and distribution organization in fiscal 2002.

     Marketing and general and administrative expenses for the quarter were $3.5 million or 11.5% of net sales compared to $4.2 million or 12.9% of net sales for the same period last year. The decrease results from transitional costs last year associated with the acquisition of Fresh Samantha in May 2000, a reduction in expenses this quarter in discretionary areas, and the impact in the prior year of fourteen weeks of activity compared to thirteen weeks this year. Amortization of intangible assets acquired with the Fresh Samantha merger resulted in a $577,000 expense this quarter compared to $581,000 for the same quarter last year.

     Operating income for the quarter, excluding amortization of intangible assets from the Fresh Samantha acquisition, was $713,000 compared to $1.4 million in the same period last year. Net income before taxes for the quarter was $222,000 or $0.02 per basic and diluted share compared to a net income before taxes of $843,000 or $0.08 per basic and diluted share for the same period last year. The effective tax rate in the current year results from the accounting for the Fresh Samantha acquisition, which was structured as a tax-free reorganization for income tax purposes. As a result, there remains a permanent difference between the financial accounting basis and the income tax reporting basis of goodwill.

     Net sales for fiscal 2001 were $128.3 million or 37.2% higher than the $93.5 million of net sales last year, the increase due to the acquisition of Fresh Samantha and the growth of Odwalla branded products. Gross profit was 51.9% compared to 49.2% last year. The increase was due primarily to the end of the impact of the December 1998 California citrus freeze and the benefits from the investments in the Dinuba production facility, both reflected over the past two years.

     Sales and distribution costs for fiscal 2001 were 35.5% of net sales compared to 34.0% for last year, the increase primarily due to investment in our organization and higher costs in our East Coast markets. Marketing and general and administrative expenses were $15.2 million compared to $12.4 million last year, the increase primarily due to systems infrastructure improvements and the acquisition of Fresh Samantha. Amortization of intangible assets acquired with the Fresh Samantha merger resulted in a $2.3 million expense for fiscal 2001 compared to $711,000 last year, reflecting the completion of the merger in May 2000. Net income, excluding the restructuring and other charges recorded in the second quarter of this year, was $1.7 million or $0.15 per basic share and diluted share for this year, compared to net income of $603,000 or $0.09 per basic share and $0.08 per diluted share last year, excluding, net of tax, the insurance settlement proceeds, the cost of converting the Series A preferred stock and the preferred stock dividend. After considering the restructuring and other charges and the unusual effective tax rate discussed above, the net loss for fiscal 2001 was $434,000 or $.04 per share.

     Odwalla, Inc. (NASDAQ: ODWA), the nation's leading branded super-premium beverage company, delivers nourishment coast to coast with the Odwalla and Samantha lines of all-natural juices, smoothies, dairy-free regular and chocolate milk, dairy-free shakes, spring water and natural food bars. To learn more about the Odwalla and Samantha brands, please visit us at www.odwalla.com and at www.freshsamantha.com.

     This press release contains forward-looking statements, including statements regarding the investment in Odwalla's facilities and organization and the completion of the transaction with The Coca-Cola Company that involve certain risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors and risks, including without limitation, those factors and risks regarding our products, distribution and business expansion, described in documents filed periodically with the Securities and Exchange Commission including our last annual report on Form 10-K, filed in November 2000, and changes in economic and political conditions. The annual report and other documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. The completion of the acquisition by The Coca-Cola Company is subject to the satisfaction or waiver of the various conditions to the acquisition set forth in the Agreement and Plan of Merger, dated as of October 29, 2001, among Odwalla, The Coca-Cola Company and TCCC Acquisition Corp. (the "Merger Agreement").

     This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Odwalla in connection with the acquisition of Odwalla common stock pursuant to the terms of the tender offer by The Coca-Cola Company and TCCC Acquisition Corp. under the terms of the Merger Agreement, or otherwise. At the time the tender offer is commenced, The Coca-Cola Company will file a tender offer statement with the SEC (the "SEC") and Odwalla will file a solicitation/recommendation statement with respect to the tender offer. Odwalla shareholders are advised to read the tender offer statement regarding the acquisition of Odwalla by The Coca-Cola Company referenced in this press release, and the related solicitation/recommendation statement. The tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the tender offer. These documents will be made available to all shareholders of Odwalla at no expense to them. These documents will also be available to all Odwalla shareholders at no charge on the SEC's web site at www.sec.gov.



                                 ODWALLA, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)


                                         14 Weeks    13 Weeks     53 Weeks      52 Weeks
                                         Sept. 2,    Sept. 1,     Sept. 2,      Sept. 1,
                                           2000        2001         2000          2001
                                        ---------    ---------    ---------     ---------
Net sales ............................     $32,909     $30,585      $93,450      $128,260
Cost of sales ........................      16,248      15,174       47,477        61,723
                                            ------      ------       ------      --------
  Gross profit .......................      16,661      15,411       45,973        66,537
                                            ------      ------       ------      --------
  Operating expenses
  Sales and distribution .............      10,989      11,186       31,815        45,574
  Marketing ..........................         936         846        2,795         3,672
  General and administrative .........       3,306       2,666        9,616        11,518
  Amortization of intangible assets
    from Fresh Samantha acquisition ..         581         577          711         2,308
                                            ------      ------       ------      --------
  Total operating expenses before
    restructuring and other charges ..      15,812      15,275       44,937        63,072
                                            ------      ------       ------      --------
Income from operations before
 restructuring and other charges .....         849         136        1,036         3,465
  Restructuring and other charges               --          --           --         3,490

Income (loss) from operations ........         849         136        1,036           (25)
Proceeds from insurance settlement,
  net of legal fees ..................          --          --        5,458            --
                                            ------      ------       ------      --------
Series A preferred stock inducement
  expense to convert to common
 stock ...............................          --          --       (1,587)           --
Interest and other income
 (expense), net .......................         (6)         86         (112)         (211)
                                            ------      ------       ------      --------
Income (loss) before income taxes .....        843         222        4,795          (236)
Income tax expense ....................       (309)       (487)      (1,140)         (198)
                                            ------      ------       ------      --------
Net income (loss) .....................        534        (265)       3,655          (434)
Preferred stock dividend ..............         --          --         (568)           --
                                            ------      ------       ------      --------
Net income (loss) applicable to
  common shareholders .................       $534       $(265)      $3,087         $(434)
                                            ======      ======       ======      ========
Net income (loss) applicable to
  common shareholders after stock
  dividend --
  Basic ...............................      $0.05      $(0.02)       $0.44        $(0.04)
                                            ======      ======       ======      ========
  Diluted .............................      $0.05      $(0.02)       $0.43        $(0.04)
                                            ======      ======       ======      ========
Shares used in per share amounts
  Basic ...............................     11,032      11,079        7,074        11,058
                                            ======      ======       ======      ========
  Diluted .............................     11,115      11,079        7,134        11,058
                                            ======      ======       ======      ========




                                 ODWALLA, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)




                                                             September 2, September 1,
                                                                 2000        2001
                                                              ---------   -----------
Current assets
  Cash, cash equivalents and short-term investments ..........  $5,392      $4,364
  Trade accounts receivable ..................................  11,599      12,605
  Inventories ................................................   6,705       6,913
  Prepaid expenses and other .................................   2,357       3,077
  Deferred tax asset .........................................   2,265       2,725
                                                               --------    -------
    Total current assets .....................................  28,318      29,684
Plant, property and equipment, net ...........................  20,011      23,789
Total other assets ...........................................  41,025      37,612
                                                               --------    -------
                                                               $89,354     $91,085
                                                               ========    =======
Current liabilities
  Accounts payable ...........................................  $9,139      $9,322
  Other accrued liabilities ..................................   4,926       4,651
  Line of credit .............................................   1,950       1,987
  Current maturities of capital lease obligations
    and long-term debt .......................................     591       1,632
                                                               -------    --------
    Total current liabilities ................................  16,606      17,592
Long-term liabilities
  Capital lease obligations and long-term debt
    and other liabilities, less current maturities ...........   1,780       3,107
  Deferred tax liability .....................................  10,296       9,906
                                                               --------   --------
    Total liabilities ........................................  28,682      30,605
Shareholders' equity .........................................  60,672      60,480
                                                               -------    --------
                                                               $89,354     $91,085
                                                               =======    ========